SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

 CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Name of Issuer and Filing Person (Offeror))

 3.50% Senior Convertible Notes due 2013
(Title of Class of Securities)

153443AD8
(CUSIP Number of Class of Securities)

DANIEL PENN, ESQ.
c/o CME Media Services Limited
85 Tottenham Court Road
London W1T 4TQ
United Kingdom
+44-20-7268 3453
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

JEFFREY A. POTASH, ESQ.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
(212) 335-4500
(212) 884-8532 (Facsimile)

Calculation of Filing Fee

Transaction Valuation $130,582,681(1)	Amount of Filing Fee $14,965(2)

(1)
The transaction value is estimated only for the purposes of calculating the filing fee. This amount is based on the purchase of $129,700,000 in aggregate principal amount of outstanding 3.50% Senior Convertible Notes due 2013, as described herein, at a tender offer price of $1,000 per $1,000 principal amount outstanding, plus accrued and unpaid interest, if any, up to, but not including, the date of purchase.

(2)	The amount of the filing fee was calculated at a rate of $114.60 per $1,000,000 of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,965      Filing Party: Central Media Enterprises Ltd.

Form or Registration No.: Schedule TO-I      Date Filed: April 30, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.☒

INTRODUCTION

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Central European Media Enterprises Ltd., a Bermuda company limited by shares (“Purchaser”), on April 30, 2012 as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on May 14, 2012 and as further amended and supplemented by Amendment No. 2 filed with the Securities and Exchange Commission on May 17, 2012 (as amended and supplemented, “Schedule TO”), relating to Purchaser’s offer to purchase up to $129,700,000 in aggregate principal amount of Purchaser’s outstanding 3.50% Senior Convertible Notes due 2013 (the “Notes”) for cash, at a purchase price equal to $1,000 per $1,000 principal amount of Notes upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation dated April 30, 2012 (as subsequently amended by the amendments of May 14, 2012 and May 17, 2012 described above, the “Offer to Purchase”) and in the related Consent and Letter of Transmittal (the “Consent and Letter of Transmittal”).

This Amendment No. 3 amends and supplements only the items in the Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, Offer to Purchase and Consent and Letter of Transmittal.

Amendments to the Offer to Purchase

1.
The Offer to Purchase and Items 1, 4(a), 7 and 11(c) of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer expired at 12:00 midnight, New York City Time, on Friday, May 25, 2012 (the “Expiration Date”). Purchaser has been advised by the information agent that, as of the Expiration Date, holders of $109,013,000 in aggregate principal amount of the Notes, representing approximately 84% of the outstanding Notes (excluding $49,506,000 aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser), validly tendered and did not validly withdraw their Notes. In accordance with the terms of the Offer, Purchaser has accepted for purchase all of the Notes that were validly tendered and not validly withdrawn on or prior to the Expiration Date. In addition, Purchaser received the requisite consents to approve the Proposed Amendments, which shall become effective on May 29, 2012.

As previously announced, the purchase price per $1,000 principal amount of Notes validly tendered and accepted for purchase pursuant to the Offer was $1,000. Holders will also receive accrued and unpaid interest from the last interest payment date applicable to their Notes to, but not including, the Settlement Date (the “Accrued Interest”) for Notes that were validly tendered and accepted for purchase. Purchaser expects to settle the Offer on or about May 31, 2012 and pay to the Holders aggregate consideration of $109,818,484.97, including the Accrued Interest. The $49,506,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser, together with the Notes accepted through the Offer, will be delivered to the trustee for cancellation within three business days following the closing of the Offer. Following cancellation of these Notes, $20,687,000 aggregate principal amount of the Notes will remain outstanding. On May 29, 2012, Purchaser issued a press release announcing the results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.”

2.
References to the “Euro Offers” in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information with respect to the Euro Offers contained in the Offer to Purchase, are hereby amended and supplemented to include the following information with respect to the Euro Offers:

On May 25, 2012, Purchaser announced that it had extended the expiration of the Euro Offers. The Euro Offers were previously set to expire at 4:00 p.m., London time, on Friday, May 25, 2012. As extended, the Euro Offers will now expire at 4:00 p.m., London time, on Monday, June 11, 2012, unless earlier terminated or extended. Further, in accordance with the terms of the Tender Offer Memorandum with respect to the Euro Offers, dated April 30, 2012 (“Tender Offer Memorandum”), Purchaser increased the purchase prices in the Euro Offers. The Euro Offers, the full terms of which are described in the Tender Offer Memorandum as amended, are not being made to any person located or resident in the United States, its territories and possessions, any state of the United States or the District of Columbia. None of the Offer, the 2014 Notes Offer or the 2016 Notes Offer is conditioned on the completion of the other offers.

Item 12.

Item 12 is hereby amended and restated as follows:

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase and Consent Solicitation, dated April 30, 2012.

(a)(1)(ii)*	Form of Consent and Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(5)(i)*	Press Release, dated April 30, 2012.

(a)(5)(ii)**	Press Release, dated May 29, 2012.

(b)(1)
Term Loan Facilities Credit Agreement among Purchaser, as borrower, the lenders party thereto and Time Warner Inc., as administrative agent, dated April 30, 2012 (incorporated by reference to Exhibit 10.1 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(1)
Indenture among Purchaser, as issuer, Central European Media Enterprises N.V. and CME Media Enterprises B.V., as subsidiary guarantors, and The Bank of New York, as trustee, dated March 10, 2008 (incorporated by reference to Exhibit 4.2 to Purchaser’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008).

(d)(2)
Irrevocable Voting Deed and Corporate Representative Appointment among Purchaser, RSL Savannah LLC (“RSL Savannah”) and Time Warner Media Holdings B.V. (“TW Investor”), dated May 18, 2009 (the “Voting Agreement”) (incorporated by reference to Exhibit 10.72 to Purchaser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

(d)(3)
Investor Rights Agreement among Purchaser, Ronald S. Lauder (“Lauder”), RSL Savannah, RSL Investment LLC (“RSL GP”), RSL Investments Corporation (“RSL LP”) and TW Investor, dated May 18, 2009 (the “Investor Rights Agreement”) (incorporated by reference to Exhibit 10.71 to Purchaser's Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

(d)(4)
Term Loan Facilities Credit Agreement among Purchaser, as borrower, the lenders party thereto and Time Warner Inc., as administrative agent, dated April 30, 2012 (incorporated by reference to Exhibit 10.1 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(5)
Subscription Agreement by and between Purchaser and TW Investor, dated April 30, 2012 (incorporated by reference to Exhibit 10.2 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(6)
Letter Agreement, by and among TW Investor, Purchaser, RSL Savannah LLC, RSL Capital LLC, RSL Investments Corporation and Ronald S. Lauder, dated April 30, 2012 (incorporated by reference to Exhibit 10.3 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(7)
Subscription Agreement among Purchaser, Lauder and RSL Capital, dated April 30, 2012 (incorporated by reference to Exhibit 10.4 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(8)
Registration Rights Agreement among Purchaser, Lauder and RSL Capital, dated April 30, 2012 (incorporated by reference to Exhibit 10.5 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(9)
First Amendment to Investor Rights Agreement among Purchaser, Lauder, RSL Savannah, RSL LP, RSL Capital LLC (“RSL Capital”) and TW Investor, dated April 30, 2012 (incorporated by reference to Exhibit 10.6 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

*	Previously filed on Schedule TO on April 30, 2012.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Central European Media Enterprises Ltd.
By:	/s/ David Sach
Name: David Sach
Title: Chief Financial Officer

Dated: May 29, 2012

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase and Consent Solicitation, dated April 30, 2012.

(a)(1)(ii)*	Form of Consent and Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(5)(i)*	Press Release, dated April 30, 2012.

(a)(5)(ii)**	Press Release, dated May 29, 2012.

(b)(1)
Term Loan Facilities Credit Agreement among Purchaser, as borrower, the lenders party thereto and Time Warner Inc., as administrative agent, dated April 30, 2012 (incorporated by reference to Exhibit 10.1 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(1)
Indenture among Purchaser, as issuer, Central European Media Enterprises N.V. and CME Media Enterprises B.V., as subsidiary guarantors, and The Bank of New York, as trustee, dated March 10, 2008 (incorporated by reference to Exhibit 4.2 to Purchaser’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008).

(d)(2)
Irrevocable Voting Deed and Corporate Representative Appointment among Purchaser, RSL Savannah LLC (“RSL Savannah”) and Time Warner Media Holdings B.V. (“TW Investor”), dated May 18, 2009 (the “Voting Agreement”) (incorporated by reference to Exhibit 10.72 to Purchaser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

(d)(3)
Investor Rights Agreement among Purchaser, Ronald S. Lauder (“Lauder”), RSL Savannah, RSL Investment LLC (“RSL GP”), RSL Investments Corporation (“RSL LP”) and TW Investor, dated May 18, 2009 (the “Investor Rights Agreement”) (incorporated by reference to Exhibit 10.71 to Purchaser's Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

(d)(4)
Term Loan Facilities Credit Agreement among Purchaser, as borrower, the lenders party thereto and Time Warner Inc., as administrative agent, dated April 30, 2012 (incorporated by reference to Exhibit 10.1 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(5)
Subscription Agreement by and between Purchaser and TW Investor, dated April 30, 2012 (incorporated by reference to Exhibit 10.2 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(6)
Letter Agreement, by and among TW Investor, Purchaser, RSL Savannah LLC, RSL Capital LLC, RSL Investments Corporation and Ronald S. Lauder, dated April 30, 2012 (incorporated by reference to Exhibit 10.3 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(7)
Subscription Agreement among Purchaser, Lauder and RSL Capital, dated April 30, 2012 (incorporated by reference to Exhibit 10.4 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(8)
Registration Rights Agreement among Purchaser, Lauder and RSL Capital, dated April 30, 2012 (incorporated by reference to Exhibit 10.5 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(9)
First Amendment to Investor Rights Agreement among Purchaser, Lauder, RSL Savannah, RSL LP, RSL Capital LLC (“RSL Capital”) and TW Investor, dated April 30, 2012 (incorporated by reference to Exhibit 10.6 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

*	Previously filed on Schedule TO on April 30, 2012.

**	Filed herewith.

CENTRAL EUROPEAN MEDIA ENTERPRISES ANNOUNCES EXPIRATION AND FINAL RESULTS OF ITS TENDER OFFER FOR ITS 3.50% SENIOR CONVERTIBLE NOTES DUE 2013

Hamilton, Bermuda – May 29, 2012 - Central European Media Enterprises Ltd. ("CME") (Nasdaq/Prague Stock Exchange: CETV) announced today that its tender offer (the “Offer”) to purchase for cash up to $129,700,000 in aggregate principal amount of its outstanding 3.50% Senior Convertible Notes due 2013 (CUSIP No. 153443AD8) (the “Notes”) expired at 11:59 p.m., New York City time, on Friday May 25, 2012 (the “Expiration Date”).

As of the Expiration Date, CME has been advised that $109,013,000.00 aggregate principal amount of the Notes was validly tendered and not validly withdrawn in accordance with the terms of the Offer. CME has accepted for purchase all of the Notes that were validly tendered and not validly withdrawn on or prior to the Expiration Date. CME expects to make payment for all such Notes on Thursday, May 31, 2012. In connection therewith, CME will draw approximately $109 million under that certain Term Loan Facilities Credit Agreement among CME, as borrower, and Time Warner Inc., as administrative agent and lender, dated April 30, 2012.

CME also received the requisite consents to approve the proposed amendments to the indenture governing the Notes, which will become effective on May 29, 2012. The proposed amendments eliminate specified covenants, make certain amendments to a specified covenant, eliminate specified events of default and modify other related provisions of the indenture, all as further described in the Offer to Purchase filed by CME on April 30, 2012 with its Tender Offer Statement on Schedule TO (as subsequently amended by CME on May 14, 2012, May 17, 2012 and May 29, 2012).

In connection with CME’s acceptance for purchase of the Notes, the $49,506,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of CME, together with the Notes accepted through the Offer, will be delivered to the trustee for cancellation within three business days following the closing of the Offer. $20,687,000 aggregate principal amount of the Notes remains outstanding and holders thereof are subject to the terms of the Indenture governing the Notes, dated as of March 10, 2008, as amended by the Supplemental Indenture, dated May 29, 2012.

Additionally, on May 25, 2012, CME announced that it had extended the expiration of the tender offers for its Senior Floating Rate Notes due 2014 (the “2014 Notes”) and for its 11.625% Senior Notes due 2016 (the “2016 Notes” and, together with the 2014 Notes, the “Euro Notes”) (collectively, the “Euro Offers”). The Euro Offers were previously set to expire at 4:00 p.m., London time, on Friday, May 25, 2012. As extended, the Euro Offers will now expire at 4:00 p.m., London time, on Monday, June 11, 2012, unless earlier terminated or extended. Further, in accordance with the terms of the Tender Offer Memorandum with respect to the Euro Offers, dated April 30, 2012 (“Tender Offer Memorandum”), CME has increased the 2014 Minimum Price to 91 per cent. per €1,000 in principal amount, the 2014 Maximum Price to 94 per cent. per €1,000 in principal amount, the 2016 Minimum Price to 103 per cent. per €1,000 in principal amount and the 2016 Maximum Price to 106 per cent. per €1,000 in principal amount. The Euro Offers are not being made to any person located in or resident of the United States, its territories and possessions, any state of the United States or the District of Columbia. None of the Offer, the offer for 2014 Notes or the offer for 2016 Notes is conditioned on the completion of the other offers.

J.P. Morgan acted as the Dealer Manager in connection with the Offer and Global Bondholder Services Corporation acted as the Depositary and Information Agent for the Offer. Questions regarding the terms of the Offer and related solicitation of consents may be directed to: J.P. Morgan Securities LLC, 383 Madison Avenue, 4th Floor, New York, New York 10179, Attention: Syndicate Desk, Telephone: +1 (800) 261-5767 (toll free) or Global Bondholder Services Corporation, 65 Broadway – Suite 404, New York, New York 10006, Telephone: +1 (866) 612-1500 or +1 (212) 430-3774.

CME is a media and entertainment company operating leading businesses in six Central and Eastern European markets with an aggregate population of approximately 50 million people. CME’s broadcast operations are located in Bulgaria (bTV, bTV Cinema, bTV Comedy, bTV Action, bTV Lady and Ring.bg), Croatia (Nova TV, Doma and Nova World), the Czech Republic (TV Nova, Nova Cinema, Nova Sport and MTV Czech), Romania (PRO TV, PRO TV International, Acasa, Acasa Gold, PRO Cinema, Sport.ro, MTV Romania and PRO TV Chisinau Moldova), the Slovak Republic (TV Markíza and Doma) and Slovenia (POP TV, Kanal A and the POP NON STOP subscription package). CME’s broadcast operations are supported by its content and distribution division, Media Pro Entertainment, as well as its New Media division, which operates Voyo, the pan-regional video-on-demand service. CME is traded on the NASDAQ and the Prague Stock Exchange under the ticker symbol “CETV”.

For additional information, please contact:

Romana Wyllie
Vice President Corporate Communications
Central European Media Enterprises
+420242465525
romana.wyllie@cme.net